Exhibit 11

Statements Re: Computation of Per Share Earnings

(Dollars in millions except share data)	Three months ended March 31,
	2011	2010
Numerator:
Net income —basic and diluted	$62	$68

Denominator:
Weighted-average common shares outstanding	162,940,199	162,875,008
Effect of stock based awards	729,799	435,443
Adjusted weighted-average shares	163,669,998	163,310,451

Earnings per share:
Basic	$0.38	$0.42
Diluted	0.38	0.42

Number of anti-dilutive stock based awards	6,918,831	9,788,923
Exercise price of anti-dilutive stock based awards	$29.20-45.26	$26.58-45.26

Certain stock-based compensation awards were not included in the computation of diluted earnings per share for the three-month period ended March 31, 2011 and 2010, since inclusion of these awards would have anti-dilutive effects.